SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29744; File No. 812-13853]

American Capital, Ltd.; Notice of Application

August 3, 2011

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application for an order under section 61(a)(3)(B) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Applicant, American Capital, Ltd. requests an order approving a proposal to grant stock options to directors who are not also employees or officers of the applicant (the "Non-employee Directors") under its 2010 Disinterested Director Stock Option Plan (the "Plan").

Filing Dates: The application was filed on December 21, 2010, and amended on July 22, 2011, and July 26, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 29, 2011, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicant, 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland, 20814.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Dalia Osman Blass, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicant's Representations:

1. Applicant, a Delaware corporation, is a business development company ("BDC") within the meaning of section 2(a)(48) of the Act.[1] Applicant's primary business objectives are to increase its net operating income and net asset value ("NAV") by investing its assets in senior debt, subordinated debt, with and without detachable warrants, and equity of small to medium sized businesses with attractive current yields and potential for equity appreciation. Applicant's investment decisions are made either by its board of directors (the "Board"), based on recommendations of the executive officers of applicant, or, for investments that meet certain objective criteria established by the Board, by the executive officers of applicant, under authority delegated by the Board.

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

Applicant does not have an external investment adviser within the meaning of section 2(a)(20) of the Act.

2.   Applicant requests an order under section 61(a)(3)(B) of the Act approving its proposal to grant stock options under the Plan to its Non-employee Directors.[2] Applicant has a nine member Board with one current vacancy. Seven of the eight current members of the Board are not "interested persons" (as defined in section 2(a)(19) of the Act) of the applicant ("Disinterested Directors"). All of the current Non-employee Directors are Disinterested Directors. The Board approved the Plan at a meeting of the Board held on April 29, 2010[3], and applicant's stockholders approved the Plan at the annual meeting of stockholders held on September 15, 2010.

3.   Non-employee Directors are eligible to receive options under the Plan.[4] Under the Plan, a maximum of 1,250,000 shares of applicant's common stock, in the aggregate, may be issued to Non-employee Directors and options to purchase 156,250 shares of applicant's common stock may be issued to any one Non-employee Director. On the date that the Commission issues an order on the application ("Order Date"), each of the seven Non-employee Directors serving on the Board as of September 15, 2010, will be granted options to purchase 156,250 shares of applicant's common stock (the "Initial Grants"), provided that the Non-employee Director is a member of the Board on

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[2]   The Non-employee Directors receive a $100,000 per year retainer payment and $3,000 for each Board or committee meeting or other designated Board-related meeting attended, and reimbursement for related expenses. Non-employee Directors who serve as the lead director of the Board receive an additional $25,000 per year retainer and Non-employee Directors who chair a committee of the Board receive an additional $15,000 retainer per year. Non-employee Directors who serve as directors on the boards of portfolio companies also receive an annual retainer from applicant set at $30,000 per board, in lieu of any payment from the portfolio company.

[3]   The Board approved amendments to the Plan on April 28, 2011, and July 21, 2011.

[4]   The Plan would authorize the issuance of options only to Non-Employee Directors and not to employees or officers of applicant.

the Order Date. The options issued under the Initial Grants will vest in three equal parts

on each of the first three anniversaries of September 15, 2010. Any person who becomes

a Non-employee Director after September 15, 2010, will be entitled to receive options to

purchase 156,250 shares of applicant's common stock (the "Other Grants"), if and to the

extent that there are options available for grant to Non-employee Directors under the

Plan. Each Other Grant will be effective on the later of the date such person becomes a

Non-employee Director and the Order Date. The options issued under the Other Grants

will vest in three equal parts on each of the first three anniversaries of the date such

person becomes a Non-employee Director.

4.   Under the terms of the Plan, the exercise price of an option will not be less

than 100% of the current market value of the Shares on the date of issuance of the option,

or if no such market value exists, the current NAV of the Shares on the date of issuance

of the options. The Initial Grants will expire on September 15, 2020, and the Other

Grants will expire on the tenth anniversary of the date the person becomes a Non-

employee Director. Options granted under the Plan may not be assigned or transferred

other than by will or the laws of descent and distribution. In the event of the death or

disability (as defined in the Plan) of a Non-employee Director during such director's

service, all such director's unexercised options will immediately become exercisable and

may be exercised for a period of three years following the date of death (by such

director's personal representative) or one year following the date of disability, but in no

event after the respective expiration dates of such options. In the event of the termination

of a Non-employee Director for cause, any unexercised options will terminate

immediately. If a Non-employee Director's service is terminated for any reason other

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than by death, disability, or for cause, the options may be exercised within one year immediately following the date of termination, but in no event later than the expiration date of such options.

5.   Applicant's officers and employees, including directors who are employees, are eligible or have been eligible to receive options under stock option plans that exclude Non-employee Directors as participants (the "Employee Plans"). Non-employee Directors have been eligible to receive options under applicant's two Disinterested Director stock option plans (the "1997 Disinterested Director Plan" and the "2000 Disinterested Director Plan, together the "Disinterested Director Plans"). Additionally, applicant's officers and employees, as well as Non-employee Directors, are eligible or have been eligible to receive options under applicant's 2006 stock option plan (the "2006 Option Plan"), applicant's 2007 stock option plan (the "2007 Option Plan"), applicant's 2008 stock option plan (the "2008 Option Plan"), and applicant's 2009 stock option plan ("2009 Option Plan") (collectively, the 2009 Option Plan, the 2008 Option Plan, the 2007 Option Plan, the 2006 Option Plan, the Disinterested Director Plans and the Employee Plans are the "Other Plans"). Non-employee Directors are now eligible to receive options only under the Plan.[5] As of July 14, 2011, applicant had 350,309,123 shares of common stock outstanding.[6] The 1,250,000 shares of applicant's common stock that may be issued to Non-employee Directors under the Plan represent 0.3% of applicant's outstanding voting securities as of July 14, 2011. As of July 14, 2011, the

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[5]   The 1997 Disinterested Director Plan has expired, and, therefore, no additional options may be issued under it. The 2000 Disinterested Director Plan, the 2006 Option Plan, the 2007 Option Plan and the 2008 Option Plan have been amended so that no further options will be awarded to Non-employee Directors under any of them. The Board has voted to terminate the granting of any further options to Non-employee Directors under the 2009 Option Plan upon receipt of an order granting the requested relief.

[6]   Applicant's common stock constitutes the only voting security of applicant currently outstanding.

amount of voting securities that would result from the exercise of all outstanding options issued to applicant's directors, officers, and employees under the Other Plans and the Plan would be 50,200,843 shares of applicant's common stock, or 14.3% of applicant's outstanding voting securities. As of July 14, 2011, applicant had no outstanding warrants, options, or rights to purchase its voting securities other than the outstanding options issued to applicant's directors, officers, and employees under the Other Plans and the Plan.

Applicant's Legal Analysis:

1.   Section 63(3) of the Act permits a BDC to sell its common stock at a price below current NAV upon the exercise of any option issued in accordance with section 61(a)(3). Section 61(a)(3)(B) provides, in pertinent part, that a BDC may issue to its non-employee directors options to purchase its voting securities pursuant to an executive compensation plan, provided that: (a) the options expire by their terms within ten years; (b) the exercise price of the options is not less than the current market value of the underlying voting securities at the date of the issuance of the options, or if no market value exists, the current NAV of the underlying voting securities; (c) the proposal to issue the options is authorized by the BDC's shareholders, and is approved by order of the Commission upon application; (d) the options are not transferable except for disposition by gift, will or intestacy; (e) no investment adviser of the BDC receives any compensation described in section 205(a)(1) of the Investment Advisers Act of 1940, except to the extent permitted by clause (b)(1) or (b)(2) of that section; and (f) the BDC does not have a profit-sharing plan as described in section 57(n) of the Act.

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2.   In addition, section 61(a)(3) provides that the amount of the BDC's voting securities that would result from the exercise of all outstanding warrants, options, and rights at the time of issuance may not exceed 25% of the BDC's outstanding voting securities, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to the BDC's directors, officers, and employees pursuant to any executive compensation plan would exceed 15% of the BDC's outstanding voting securities, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights at the time of issuance will not exceed 20% of the outstanding voting securities of the BDC.

3.   Applicant represents that its proposal to grant stock options to Non-employee Directors under the Plan meets all the requirements of section 61(a)(3)(B). Applicant states that the Board is actively involved in the oversight of applicant's affairs and that it relies extensively on the judgment and experience of its directors. In addition to their duties as Board members generally, applicant states that the Non-employee Directors provide guidance and advice on operational issues, underwriting policies, credit policies, asset valuation and strategic direction, as well as serving on committees. Applicant believes that the availability of options under the Plan will provide significant at-risk incentives to Non-employee Directors to remain on the Board and devote their best efforts to ensure applicant's success. Applicant states that the options will provide a means for the Non-employee Directors to increase their ownership interests in applicant, thereby ensuring close identification of their interests with those of applicant and its stockholders. Applicant asserts that by providing incentives such as options, applicant will be better able to maintain continuity in the Board's membership and to attract and

retain the highly experienced, successful and dedicated business and professional people who are critical to applicant's success as a BDC.

4.   As noted above, applicant states that the amount of voting securities that would result from the exercise of all outstanding options issued to applicant's directors, officers, and employees under the Other Plans and the Plan would be 50,200,843 shares of applicant's common stock, or 14.3% of applicant's outstanding voting securities, as of July 14, 2011. However, applicant represents that the maximum number of voting securities that would result from the exercise of all outstanding options issued and all options issuable to applicant's directors, officers, and employees under the Plan and the Other Plans would be 68,698,074 shares of applicant's common stock, or 19.6% of applicant's outstanding voting securities, as of July 14, 2011. Applicant states that to the extent the number of shares of common stock that would be issued upon the exercise of options issued under the Other Plans and the Plan exceeds 15% of applicant's outstanding voting securities, applicant will comply with the 20% limit in section 61(a)(3) of the Act.

5.   Applicant asserts that, given the relatively small amount of common stock issuable to Non-employee Directors upon their exercise of options under the Plan, the exercise of such options would not, absent extraordinary circumstances, have a substantial dilutive effect on the NAV of applicant's common stock.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                              Elizabeth M. Murphy
                              Secretary